UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D
                                  (Amendment No. 2)*

                      Under the Securities Exchange Act of 1934



                           ALLIED HEALTHCARE PRODUCTS, INC.
          _________________________________________________________________
                                   (Name of Issuer)


                                     Common Stock
          _________________________________________________________________
                            (Title of Class of Securities


                                      019222108
                             ____________________________
                                    (CUSIP Number)


                                    Brent D. Baird
                                  1350 One M&T Plaza
                   Buffalo, New York  14203 (Phone: (716) 849-1484)
          _________________________________________________________________
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                  NOVEMBER 29, 2000
                               _______________________
                         (Date of Event which Requires Filing
                                  of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.


          *The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D
                                   Amendment No. 2

          CUSIP NO. 019222108

          1.   Name of Reporting Person
               SS or Identification No. of above person (optional)

               The Cameron Baird Foundation

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)___
                                                                  (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               WC

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               New York

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       235,600
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              235,600

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               235,600

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                   ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               3.018%














          14.  TYPE OF REPORTING PERSON*

               OO
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D
                                   Amendment No. 2

          CUSIP NO. 019222108

          1.   Name of Reporting Person
               SS or Identification No. of above person (optional)

               Bridget B. Baird, Successor Trustee under an Agreement with Cameron Baird dated 12/23/38

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)___
                                                                  (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       56,100
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              56,100

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               56,100

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                   ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)















               0.719%

          14.  TYPE OF REPORTING PERSON*

               IN, OO
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D
                                   Amendment No. 2

          CUSIP NO. 019222108

          1.   Name of Reporting Person
               SS or Identification No. of above person (optional)

               Jane D. Baird

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)___
                                                                  (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       17,100
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              17,100

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               17,100

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                   ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)














               0.219%

          14.  TYPE OF REPORTING PERSON*

               IN
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D
                                   Amendment No. 2

          CUSIP NO. 019222108

          1.Name of Reporting Person
          SS or Identification No. of above person (optional)

          First Carolina Investors, Inc.

          2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)___
                                                             (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               WC

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       850,000
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              850,000

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               850,000

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                   ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)














               10.888%

          14.  TYPE OF REPORTING PERSON*

               CO, IV
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D
                                   Amendment No. 2

          INTRODUCTION

               The acquisition of 510,900 shares ("Shares") of Common Stock of the Issuer was previously reported by the Reporting Persons in a Schedule 13D, which was filed with the Securities and Exchange Commission on August 5, 1999, as amended by Schedule 13D Amendment No. 1, which was filed with the Securities and Exchange Commission on November 29, 1999 ("Amendment No. 1"). Since the filing of Amendment No. 1, two of the previous Reporting Persons (The Cameron Baird Foundation and Bridget B. Baird, Successor Trustee) have purchased additional Shares, and two new Reporting Persons (Jane D. Baird and First Carolina Investors, Inc.) have purchased Shares. The number of Shares now held by the Reporting Persons is 1,409,800 Shares.

               The Cover Pages for the two previous Reporting Persons are hereby amended as shown in this Amendment No. 2. Cover Pages for the two new Reporting Persons are hereby added as shown in this Amendment No. 2. Items 2, 3 and 5 are hereby amended as shown in this Amendment No. 2. All other Cover Pages and Items remain unchanged from the previous Schedule 13D, as amended.

                    NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT BY THE REPORTING PERSONS SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSONS (I) ARE ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES, (II) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, ARE THE BENEFICIAL OWNERS OF ANY SHARES OTHER THAN THE SHARES IN WHICH EACH PERSON IS SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.


          ITEM 2.   IDENTITY AND BACKGROUND.

          Item 2 is hereby amended to add the following information with respect to the two new Reporting Persons:

          (7)       JANE D. BAIRD
                    (a) Jane D. Baird
                    (b) 8877 Jennings Road, Eden, NY  14057
                    (c) homemaker














                    (d) No
                    (e) No
                    (f) U.S.A.

          (8)  FIRST CAROLINA INVESTORS, INC.

               First Carolina Investors, Inc. ("FCI") is executing and submitting information in this Schedule 13D with respect to its holdings of the Shares of the Issuer because Brent D. Baird, Chairman and a director of FCI, and Bruce C. Baird, a director of FCI, have beneficial ownership of approximately 22.5% and 13.7%, respectively, of the common stock of FCI; Brent D. Baird and Bruce C. Baird are brothers and their ownership of FCI common stock, when aggregated with the beneficial interests in FCI common stock of their spouses, children, parent, siblings, and various corporations, trusts and other entities associated with the Baird family, aggregates approximately 52.9% of the outstanding common stock of FCI. FCI denies that, with respect to the Shares of the Issuer, FCI constitutes a "group" with any of the various Baird family persons and entities (collectively, "Bairds") or that it has any agreement or understanding with the Bairds to act in concert with respect to the acquisition, disposition, voting or other matters relating to the Issuer or the Shares. FCI and the Bairds have placed orders to purchase the Shares of the Issuer through Brent D. Baird, who is a registered securities broker, and they may place future orders to purchase or sell the Shares through Mr. Baird, but any decision by FCI to purchase or sell the Shares of the Issuer will be made independently of any decision made by any of the Bairds with respect to any purchase or sale for their respective accounts.

          State of organization:  Delaware

          Principal Business: Closed-end non-diversified
                              management investment company

          Address:  1130 East 3rd St., Suite 410, Charlotte,
                    North Carolina  28204

          Directors:H. Thomas Webb, III
                    Brent D. Baird
                    Bruce C. Baird
                    Patrick W.E. Hodgson
                    Theodore E. Dann, Jr.

          Officers: H. Thomas Webb, III - President
                    Brent D. Baird - Chairman of the Board
                    Bruce C. Baird - Vice President
                                   Secretary
                                   Treasurer
                    Cynthia Raby - Assistant Secretary
                    (d) No
                    (e) No















          Information on Individual Directors and Officers pursuant to Instruction C:

                    (a) H. Thomas Webb, III
                    (b) 1130 East 3rd St., Suite 410,
                        Charlotte, NC  28204
                    (c) President of First Carolina Investors, Inc.
                    (d) No
                    (e) No
                    (f) U.S.A.

                    (a) Brent D. Baird
                    (b) 17 Tudor Place, Buffalo, New York  14222
                    (c) Private Investor,
                        1350 One M&T Plaza, Buffalo, New York  14203
                    (d) No
                    (e) No
                    (f) U.S.A.

                    (a) Bruce C. Baird
                    (b) 331 Lincoln Parkway, Buffalo, New York 14216
                    (c) President, Belmont Management Co., Inc.
                        215 Broadway, Buffalo, New York  14204
                    (d) No
                    (e) No
                    (f) U.S.A.

                    (a) Patrick W.E. Hodgson
                    (b) 617 Wellington Street North, London,
                        Ontario N6A 3R6
                    (c) Chairman, T-W Truck Equippers, Inc.
                        (distributors of truck equipment),
                        2025 Walden Avenue, Buffalo, New York 14225
                    (d) No
                    (e) No
                    (f) Canada

                    (a) Theodore E. Dann, Jr.
                    (b) 540 Mill Road, East Aurora, New York 14052
                    (c) Vice President, Director and Corporate
                        Attorney, Ferro Alloy Services, Inc.,
                        Suite 463, Carborundum Center, Niagara
                        Falls, New York  14303
                    (d) No
                    (e) No
                    (f) U.S.A.

                    (a) Cynthia Raby
                    (b) 1130 East 3rd St., Suite 410,
                        Charlotte, North Carolina 28204
                    (c) Assistant Secretary of
                        First Carolina Investors, Inc.
                    (d) No
                    (e) No














                    (f) U.S.A.


          ITEM 3.   SOURCE AND AMOUNT OF FUNDS.

          Item 3 is hereby amended to add the following:

          The source of funds used for the purchase of Shares by Jane D. Baird, were her personal funds. The source of funds used for the purchase of Shares by First Carolina Investors, Inc. was its working capital. The Reporting Persons did not borrow any funds to acquire the Shares. The amounts of funds paid for the Shares (which does not include commissions) by The Cameron Baird Foundation, Bridget B. Baird, Successor Trustee, Jane D. Baird, and First Carolina Investors, Inc. are as follows:

           The Cameron Baird       $   86,744 (only includes purchases
           Foundation                        since the filing of
                                             Amendment No. 1)
           Bridget B. Baird,
           Successor Trustee       $    5,513  (only includes purchases
                                              since the filing of
                                              Amendment No. 1)

           Jane D. Baird           $   51,856

           First Carolina Investors,
           Inc.                    $2,390,625


          ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is hereby amended to read as follows:

          (a) The Reporting Persons hereby report beneficial ownership, in the manner hereinafter described, of 1,409,800 Shares of the
          Issuer:

                                                          Percentage of
                                             Number Of      Outstanding
          Shares Held in the Name of            Shares     Security (1)

























          The Cameron Baird                    235,600           3.018%
          Foundation

          Aries Hill Corp.                      50,000           0.640%

          Bruce C. Baird                   100,000 (2)           1.281%

          Brent D. Baird                    91,000 (3)           1.166%

          Bridget B. Baird,
           Successor Trustee (4)                56,100           0.719%

          Cameron D. Baird                      10,000           0.128%

          Jane D. Baird                         17,100           0.219%

          First Carolina Investors,            850,000          10.888%
          Inc.                                  ______           ______

          TOTAL                              1,409,800          18.059%



             (1) The foregoing percentages assume that the number of Shares of the Issuer outstanding is 7,806,682 Shares as reported in the Issuer's Form 10-Q as of July 30, 2000.

             (2) 50,000 of such Shares are held by Bruce C. Baird individually and 50,000 of such Shares are held by Bruce C. Baird's Individual Retirement Account.

             (3) 81,000 of such Shares are held by Brent D. Baird individually and 10,000 of such Shares are held by Brent D. Baird's retirement plan.

             (4)  The income beneficiary of the trust is Jane D.
                  Baird (during her lifetime). The remainder beneficiaries of the trust are the issue of Jane
                  D. Baird.

          (b) The Reporting Persons have sole voting and sole dispositive power over the Shares enumerated in paragraph (a).

          (c) The following purchases of the Shares were effected during the past sixty days:





















                                               Price/Share
                                               (in Dollars
                                               Commissions
            Purchase In             Number of  not             Transaction Made
            The Name Of   Date      Shares     included)           Through

          Jane D. Baird   11/16/00    2,000    2 15/16      First Clearing Corp.
                          11/16/00    5,000    3            First Clearing Corp.
                          11/17/00    5,000    3            First Clearing Corp.
          First Carolina
          Investors,      11/29/00  850,000    2 13/16      First Clearing Corp.
          Inc.



          (d) Not applicable

          (e) Not applicable

                                      SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


          DATED this 1st day of December, 2000.

          The Cameron Baird Foundation

          By:  s/Brian D. Baird
                 Brian D. Baird, Trustee


          Bridget B. Baird, Successor
            Trustee; and Jane D. Baird


          By: s/Brian D. Baird
             Brian D. Baird, as attorney-in-fact



          First Carolina Investors, Inc.

          By:  s/Brent D. Baird
               Brent D. Baird, Chairman